February 19, 2019

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Quick Start Holdings, Inc.

Form 10-12G

Filed January 10, 2019

File No. 000-5601

To the Men and Women of the Securities and Exchange Commission:

Quick Start Holdings, Inc., a Delaware corporation (“we”, “us”, or the “Company”), is submitting this letter in response to comments contained in the Staff letter, dated February 13, 2019, addressed to Mr. Paul Moody, the Company’s Chief Executive Officer, with respect to the Company’s Registration Statement on Form 10-12G, filed with the Securities and Exchange Commission on January 10, 2019.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Registration Statement on Form 10-12G

Directors and Executive Officers Prior and Current Blank Check Company Experience, page 9

1.	We note that Paul Moody and/or Jeffrey DeNunzio are or were also executives, directors and/or significant shareholders of other public blank check and shell companies such as, Fast Lane Holdings, Inc., NL One Corporation, and Stemcell Holdings, Inc. Please disclose your promoters' prior performance history with such registrants, including the following:

• The registrant’s name;

• The initial filing date;

• Your promoters' relationship with the registrant;

• Whether the registrant has engaged in a business combination;

• Whether the registrant registered any offerings under the Securities Act; and

• Whether any transaction resulted in termination of your promoters’ association with any blank check or shell company, including the date of such transaction, the nature and dollar amount of any consideration received, the amount of any retained equity interest, and the identity of any successor entity.

COMPANY RESPONSE:

NL One Corp. (“NL One”) was not a blank check or shell company during the time in which Jeffrey DeNunzio and Paul Moody were affiliated with it. Jeffrey DeNunzio and Paul Moody were not promoters of NL One pursuant to Rule 405 promulgated under the Securities Act of 1933, as amended, whereas they did not directly or indirectly take initiative in founding and organizing the business or enterprise of NL One. Ms. Diane Harder was the founder and organizer of NL One’s business. Thomas DeNunzio was the majority controlling shareholder of NL One and recipient of at least 10% of the proceeds from the eventual sale of his shares.

We have simultaneously filed Amendment No. 1 to the Registration Statement on Form 10-12G (“Amendment No. 1”) to provide additional disclosure regarding the prior promoter activities of Jeffrey DeNunzio and Paul Moody. The amended, additional disclosure relating to the prior promoter activities of Jeffrey DeNunzio and Paul Moody over the course of the last five years is contained under the heading “Prior and Current Shell Company Experience” on page 10.

Certain Relationships and Related Transactions, and Director Independence, page 12

2.	Please state the names of your promoters. We note your disclosure on page F-7 that Jeff DeNunzio received founder shares. See Item 404(c)(1)(i) of Regulation S-K and the definition of promoter in Rule 12b-2. Also disclose the company´s transactions with any promoter. For example, we note your disclosure on page F-10 that Paul Moody paid expenses on behalf of the company totaling $1,376 as of October 31, 2018. See Item 404(d) of Regulation S-K.

COMPANY RESPONSE:

We have added the following disclosure to page 12 of Amendment No. 1:

“Indirectly, through his ownership in GMRZ Holdings, LLC, Jeffrey DeNunzio is a promoter of the Company. As our founder and organizer, Paul Moody is also considered to be a promoter of the Company.

The Company’s sole officer and director, Paul Moody, paid expenses on behalf of the company totaling $1,376 as of October 31, 2018. This is considered a contribution to the company with no expectation of repayment and is posted as additional paid-in capital.

On November 15, 2018, Paul Moody contributed $4,000 to the Company to be used for audit expenses. This is considered to be a contribution to the Company with no expectation of repayment.”

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 12

3.	Please clarify, if true, that your common stock is quoted on the Pink market.

COMPANY RESPONSE:

The amended, additional disclosure is contained on page 12 of Amendment No. 1 and states: “Our Common Stock is quoted on the OTC Markets Group Inc.’s Pink® Open Market under the symbol “QSHI”.”

Description of Registrant's Securities to be Registered, page 13

4.	We note that your amended and restated certificate of incorporation identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose this provision in the filing, as well as whether this provision applies solely to state law claims. If it does not apply solely to state law claims, then please note that that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision is intended to apply solely to state law claims, please also ensure that the exclusive forum provision in the amended and restated certificate of incorporation states this clearly.

COMPANY RESPONSE:

We filed a Certificate of Amendment to Article 18 of the Company’s Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware, which amendment clarifies that the exclusive forum provision applies solely to Delaware state law claims and not federal security law claims. We have included the Certificate of Amendment with “Exhibit 3.1”.

Exhibits

5.	Please file your bylaws as an exhibit. See Item 15(b) of Form 10 and Item 601(b)(3)(ii) of Regulation S-K.

COMPANY RESPONSE:

We have filed a copy of our bylaws as “Exhibit 3.2” to Amendment No. 1.

In addition to the changes in response to the Staff’s comments, we have also revised certain disclosures in Amendment No. 1, which is being filed simultaneously with this response letter, concerning the entry into a non-binding agreement by and among the Company, GMRZ Holdings, LLC (“GMRZ”), the Company’s majority stockholder, and a third-party, pursuant to which GMRZ would sell all of the shares of the Company’s common stock it currently holds to such third-party. The revised disclosure is contained on pages 3, 4, and 8.

If Staff should have any questions or comments regarding this submission or response, please feel free to contact the undersigned.

Thank you for your ongoing courtesy in this matter.

QUICK START HOLDINGS, INC.

By: /s/ Paul Moody

Paul Moody

Chief Executive Officer